UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated April 23, 2019

Item 1

EARNINGS Release Q1 2019

Luxembourg, April 23rd 2019

A strong start to 2019

Group highlights

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Revenue up 5.1% aided by a whole quarter of Cable Onda

•	Operating profit up 2.9%, which benefited from a $16 million dollar increase due to the adoption of IFRS 16.

•	Announced acquisition of Telefonica mobile assets in Central America and sale of Chad operations to Maroc Telecom

Financial highlights ($ millions)	Q1 2019	Q1 2018	% change
Revenue	1,065	1,013	5.1%
Operating Profit	165	160	2.9%
Net Income	14	17	(16.3)%

Latin America segment highlights – Q1 2019

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Organic service revenue[i] growth improved to 3.7% in Q1 2019

•	EBITDA[i] increased 14.9%, as IFRS 16 adoption added $42 million to organic growth[i] of 4.5%

•	EBITDA margin improved 3.4 percentage points to 41.5%, benefiting from IFRS 16 adoption

•	Excluding the impact of IFRS 16, EBITDA margin improved by 0.5 percentage point to 38.5%

•	HFC customer relationships increased 95,000 in the quarter to reach 3.2 million

•	4G smartphone data customers increased 269,000 to reach 10.8 million

Latam segment highlights ($ millions)	Q1 2019	Q1 2018	% change
Revenue	1,426	1,353	5.4%
Service Revenue	1,331	1,259	5.8%
Organic growth[i]	3.7%	3.4%	0.2 pt
EBITDA[i]	591	514	14.9%
Organic growth[i]	4.5%	1.3%	3.2 pt
EBITDA[i] Margin	41.5%	38.0%	3.4 pt
Capex[i]	168	151	11.0%
OCF[i] (EBITDA – Capex)	423	363	16.6%

i Non-IFRS measure. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

EARNINGS Release Q1 2019

Millicom Chief Executive Officer Mauricio Ramos commented:

“The strong operating momentum we enjoyed throughout 2018 has continued into Q1 2019, as we delivered solid KPIs and organic growth, in line with our full year targets. In particular, I am pleased to report that the significant investments we have made in Colombia and Bolivia over the past several years are now beginning to produce faster revenue growth and rising levels of profitability. Meanwhile, in Panama, the recently-acquired Cable Onda is performing very well, in line with our plans.

We made significant strategic progress during the quarter with the agreement reached to acquire Telefonica's mobile assets in Costa Rica, Panama, and Nicaragua. This transaction complements our cable operations in these countries and reshapes the industry landscape in the region. We also announced an agreement to divest our operations in Chad, consistent with our strategy of re-deploying our capital in Latin America.”

2019 Outlook

Our outlook for 2019 is unchanged. As disclosed on January 9th 2019, we anticipate a solid year marked by the continued expansion of our high-speed data networks and customer growth. For our Latam segment, we expect organic service revenue growth to range between 3% and 5%, while EBITDA growth is expected to accelerate to between 4% and 6%, on a like-for-like basis. As usual, these organic growth rates are expressed in constant currency terms and exclude the impact of changes in foreign exchange and accounting standards. Finally, Latam segment Capex should be slightly above $1.0 billion, including about $86 million at Cable Onda, which we expect will generate EBITDA of approximately $185 million. Our 2019 outlook does not consider any contribution from our announced acquisitions in Central America, which we expect to close later this year.

Financial targets	Outlook 2019	Medium-term plan

Latam segment
Service revenue growth (organic YoY)	3-5%	Mid-single-digit
EBITDA* growth (organic YoY)	4-6%	Mid-to-high single-digit
OCF* (EBITDA less Capex) growth (organic YoY)	Mid-to-high single-digit	Around 10%
Capex*	Slightly above $1.0 billion

* EBITDA, Capex and OCF are non-IFRS measure. Please refer to disclosures on page 18 for a description of non-IFRS measures and reconciliations to the nearest equivalent IFRS measures.

EARNINGS Release Q1 2019

Subsequent Events

On April 11, 2019 Jumia Technologies AG (previously named Africa Internet Holding GmbH), the leading pan-African e-commerce platform, in which Millicom holds a 6.3% ownership interest, completed its IPO on the New York Stock Exchange under the ticker symbol JMIA.

IFRS 16 - Leases

IFRS 16 became effective on January 1st 2019 and affects primarily the accounting for operating leases, which have been brought onto our balance sheet at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1st 2019. On adoption, a lease liability of $538 million has been recognized and the application of the new standard increased EBITDA by $36 million as compared to what our results would have been if we had continued to follow the IAS 17 standard in the three months ended March 31st 2019 ($880 million and $51 million, respectively, with Guatemala and Honduras as if they were fully consolidated). The application of IFRS 16 resulted in a $42 million increase in Latam EBITDA and an $8 million increase in Africa EBITDA. As a result of this, our Latam EBITDA margin increased to 41.5% (38.5% excluding the impact of IFRS 16) and our Africa EBITDA margin increased to 31.1% (24.3% excluding the impact of IFRS 16). The application of this standard has no impact on cash flow generation, as the increase in operating cash flow is offset by a decrease in cash flow from financing. For comparative purposes, the organic growth figures discussed throughout this report exclude the impact of this accounting change implemented as of January 1st 2019.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1st, 2019. Comparatives for the 2018 financial statements were not restated. As a result, last-twelve-month EBITDA used to calculate net debt-to-EBITDA is affected by the fact EBITDA in Q1 2019 reflects IFRS 16, while EBITDA in the previous three quarters (Q2 2018 to Q4 2018) does not. Therefore, we calculate leverage metrics excluding the impact of IFRS 16 on both net debt and EBITDA in order to make the ratio comparable to prior periods.

EARNINGS Release Q1 2019

Group Quarterly Financial Review – Q1 2019

Income statement data (IFRS)	Q1 2019	Q1 2018%
($ millions, except EPS in $)			change

Revenue	1,065	1,013	5.1%
Cost of sales	(300)	(277)	8.1%
Gross profit	765	736	4.0%
Operating expenses	(388)	(409)	(5.1)%
Depreciation	(202)	(171)	18.0%
Amortization	(61)	(36)	68.5%
Share of net profit in Guatemala and Honduras	44	39	15.4%
Other operating income (expenses), net	5	2	NM
Operating profit	165	160	2.9%
Net financial expenses	(137)	(81)	68.4%
Other non-operating income (expenses), net	12	27	(56.0)%
Gains (losses) from other JVs and associates, net	3	(20)	(117.3)%
Profit (loss) before tax	44	87	(49.7)%
Net tax credit (charge)	(19)	(33)	(42.7)%
Profit (loss) for the period from continuing ops.	25	54	(54.0)%
Non-controlling interests	(10)	(4)	NM
Profit (loss) from discontinued operations	—	(32)	(100.0)%
Net profit (loss) for the period	14	17	(16.3)%
Weighted average shares outstanding (millions)	101.02	100.74	0.3%
EPS	0.14	0.17	(16.2)%

Group revenue increased 5.1% ($52 million) year-on-year to $1,065 million in Q1 2019. The increase largely reflects the impact from a full quarter of Cable Onda's revenue in Panama following the acquisition completed in December of 2018. This, combined with healthy organic growth, more than offset the translation impact of weaker currencies in a majority of our markets.

Cost of sales increased 8.1% ($23 million) year-on-year to $300 million. The increase largely reflects the impact of consolidating our operation in Panama, as previously mentioned, as well as lower handset costs.

Operating expenses decreased 5.1% ($21 million) year-on-year to $388 million. The decrease is largely due to the adoption of IFRS 16, which reduced operating expenses by $36 million in Q1 2019 as compared to what our results would have been if we had continued to follow IAS 17 in the three months ended March 31st 2019.

Depreciation increased 18.0% ($31 million) year-on-year to $202 million, mostly due to the adoption of IFRS 16, which added $18 million, and the consolidation of Panama, which added $23 million.

Amortization expense increased 68.5% ($25 million) year-on-year to $61 million, as a result of the acquisition in Panama.

Our share of profits in Guatemala and Honduras reached $44 million in Q1 2019, an increase of 15.4% year-on-year due to steady growth in Guatemala and to improved performance in Honduras. Other operating income of $5 million increased by $3 million year-on-year due primarily to lower impairment of assets. As a result of the above, operating profit was $165 million in Q1 2019, up 2.9% from $160 million in Q1 2018.

EARNINGS Release Q1 2019

Net financial expenses increased $56 million to $137 million. This is due mostly to higher gross debt to fund the Cable Onda acquisition, as well as the impact of IFRS 16, which added $16 million to interest expense during the period and one-off charges of $24 million related to our financing activities.

Net income from other non-operating items was $12 million in Q1 2019 compared to $27 million in Q1 2018 due to lower foreign exchange losses compared to Q1 2018.

Gains from associates and other joint ventures of $3 million in Q1 2019 compares to a net loss of $20 million in Q1 2018. The performance in 2019 largely reflects a non-cash net gain of $30 million related to the revaluation of our stake in Jumia (formerly Africa Internet Holding) which recently completed an IPO and is accounted for as a financial asset at fair value.

Tax expense was $19 million in Q1 2019, down from $33 million in Q1 2018 due to lower profitability in our operations as well as a net deferred tax credit.

As a result of the above factors, net profit from continuing operations was $25 million in the quarter, down from $54 million in Q1 2018. Non-controlling interests share of net profit was $10 million in Q1 2019 compared to $4 million in Q1 2018, with the year-on-year variation largely explained by higher net income in Colombia.

Net profit was $14 million or $0.14 per share for Q1 2019, down 16.2% from $0.17 per share in Q1 2018. The weighted average number of shares during the quarter was 101.0 million, an increase of 0.3% year-on-year related to vesting of shares under our employee share-based compensation plans. As of March 31st 2019, we had 101,739,217 shares outstanding, including 650,015 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q1 2019	Q1 2018	% change
Operating free cash flow*	1	48	(97.8)%
Finance charges paid, net	(63)	(67)	(6.3)%
Lease interest payments, net	(32)	(19)	64.0%
Free cash flow*	(94)	(39)	NM
Dividends from Guatemala and Honduras	51	22	NM
Dividends and advances to non-controlling interests	(11)	—	NM
Equity free cash flow*	(54)	(17)	NM

* Non-IFRS measures. See page 20 for a description of these measures. Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior periods, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow reached a negative $30 million in Q1 2019, compared to $45 million in Q1 2018.

For the first quarter of 2019, Operating free cash flow, defined as EBITDA, less cash Capex, working capital, other non-cash items and taxes paid, was $1 million, representing a decline of $47 million year-on-year, as EBITDA growth, including a $36 million benefit related to IFRS 16, was more than offset by higher cash Capex and working capital. Both items can be somewhat volatile from quarter to quarter. The higher Capex in Q1 2019 reflects payments related to equipment purchased during Q4 2018.

The adoption of IFRS 16 increased operating free cash flow by $36 million, with a corresponding increase in finance cash outflow compared to the amounts reported applying under IAS 17. Under IFRS 16, principal repayments on all lease liabilities are included within financing activities. As a result of the adoption of IFRS 16, lease interest payments include

EARNINGS Release Q1 2019

$11 million that would have been classified as operating cash flow under IAS 17. Net finance charges paid decreased $4 million to $63 million during the quarter, mainly due to timing differences stemming from our refinancing activity over the past year.

Dividends received from Guatemala and Honduras increased $29 million year-on-year to $51 million in Q1 2019, with the increase coming from Guatemala, where revenue and cash flow growth were very healthy. Meanwhile, dividends paid to non-controlling interests were $11 million, up from $0 million in Q1 2018, due to dividends paid in Colombia. As a result, equity free cash flow was negative $54 million in Q1 2019, as compared to negative $17 million in Q1 2018.

Debt

Debt Information ($ millions)	Gross Debt	Of which Lease	Cash	Net Debt*
Latin America	3,003	631	297	2,706
Of which local currency	2,913	631	246	2,667
Africa	372	230	60	312
Of which local currency	282	230	25	257
Corporate	2,279	16	638	1,641
Of which local currency	60	0	6	54
Millicom Group (IFRS)	5,655	877	995	4,659
Of which local currency	3,255	861	278	2,977
Guatemala and Honduras JVs	1,640	335	250	1,390
Of which local currency	597	335	96	501
Underlying (non-IFRS)	7,294	1,212	1,244	6,050
Of which local currency	3,852	1,196	374	3,478
Total - Proportionate basis (non-IFRS)	5,909	830	1,058	4,851

* Net debt is a non-IFRS measure defined as gross debt including leases, less cash and pledged and term deposits of $6 million. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Underlying gross debt increased by $1,404 million during Q1, and we ended the quarter with $7,294 million, including $1,640 million held in Guatemala and Honduras. The increase in underlying gross debt reflects the issuance of $750 million 6.25% senior notes due 2029 that will be used partly to fund the Telefonica CAM acquisition, as well as $854 million of additional lease liabilities as a result of the adoption of IFRS 16.

Approximately 64% of underlying gross debt at March 31st 2019 was in Latam, 5% in Africa, and the remaining 31% at the corporate level. Finance lease liabilities of $1,212 million represented 17% of underlying gross debt. As of March 31st 2019, 80% of underlying gross debt was at fixed rates or swapped for fixed rates, and 55% was in local currency or swapped for local currency. The average cost of our underlying gross debt excluding finance leases remained stable at 6.3%, while the average maturity was 5.4 years. Proforma for the recent refinancing of $300 million of Telecel bonds, the average cost would be 6.2% and the average maturity would be 5.8 years.

Our underlying cash position, a non-IFRS metric, increased $470 million during the first quarter, ending the period at $1,244 million, including $250 million in Guatemala and Honduras. Underlying net debt, a non-IFRS metric which includes net debt in Guatemala and Honduras, was $6,050 million as of March 31st 2019, an increase of $934 million compared to $5,116 million as of December 31st 2018.

EARNINGS Release Q1 2019

Net debt to EBITDAi increased to 2.24x as of March 31st 2019 from 2.18x as of December 31st 2018. Proportionate net debt to EBITDAi as of March 31st 2019 was 2.60x, up from 2.52x as of December 31st 2018. The adoption of IFRS 16 resulted in an increase of $600 million in the proportionate net debt.

i Underlying net debt to EBITDA and proportionate net debt to EBITDA are non-IFRS measures. Leverage metrics shown here are calculated excluding the impact of IFRS 16 on both net debt and EBITDA in order to make the ratios comparable to prior periods. See page 3 for more information on the impact of IFRS 16 adoption on our financials, and refer to page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

EARNINGS Release Q1 2019

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

Market environment

The macroeconomic environment and currencies in our Latam markets remained stable in Q1 2019, with most countries experiencing GDP growth of between 2-5%i, with the notable exception of Nicaragua, where economic activity contracted. Most of the currencies in which we generate revenue depreciated between 4% and 9% against our US dollar reporting currency in 2018, but Q1 saw only modest declines of less than 1%, with the exception of the currency in Paraguay which depreciated 2.1%.

Competitive intensity remains unchanged from recent periods, with Paraguay still the most challenging market, especially in the mobile segment. Elsewhere, we estimate that our market share is either stable or increasing modestly.

Latam segment - Key Performance Indicators

In Q1, we added 269,000 4G smartphone data users to reach 10.8 million, an increase of 36.3% year-on-year. We also continue to expand our postpaid customer base, adding 68,000 to end Q1 with 4.5 million, an increase of 6.4% year-on-year.

Monthly mobile ARPU declined 6.1% in US dollar terms mainly due to the weaker currencies in our markets, as ARPU showed less of a decline local currency terms. ARPU growth was positive in three of our Latam markets in local currency terms during the quarter.

In our residential cable business (Home), we added 95,000 HFC customer relationshipsii to end with 3.2 million, an increase of 32.3% year-on-year largely due to the Cable Onda acquisition.

EARNINGS Release Q1 2019

Home ARPU increased 1.7% to $29.5, in line with a 0.6% increase in local currency terms year-on-year, as the impact of weaker currencies was offset by the favorable impact of consolidating Panama, where ARPU is well above the average for our Latam segment.

Key Performance Indicators (‘000)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q1 ‘19 vs. Q1 ‘18
Mobile customers	33,891	33,691	32,908	33,063	33,127	2.3%
Of which 4G customers	10,756	10,487	8,570	8,341	7,892	36.3%
Of which Postpaid subscribers	4,545	4,477	4,395	4,326	4,270	6.4%
Mobile ARPU ($)	7.5	7.8	8.0	8.0	8.0	(6.3)%
Total homes passed	11,231	11,076	9,908	9,639	9,284	21.0%
Of which HFC homes passed	10,722	10,559	9,387	9,076	8,687	23.4%
HFC customer relationships	3,200	3,105	2,642	2,560	2,420	32.3%
HFC revenue generating units	6,323	6,118	5,046	4,843	4,578	38.1%
Home ARPU ($)	29.5	27.3	28.9	29.6	29.0	1.7%

Latam segment financial results

In Q1 2019, revenue in our Latam segment increased 5.4% year-on-year to $1.4 billion, while service revenue increased 5.8%, thanks to the acquisition of Cable Onda and organic growth offset by weaker foreign exchange rates. Adjusting for currency, accounting changes and including Cable Onda in both periods, organic service revenue growth was 3.7%.

By country, organic service revenue growth was strongest in Bolivia (12.1%) and Guatemala (7.0%), while growth lagged in El Salvador (decreasing 7.6%), and Paraguay (decreasing 0.6%). Colombia and Honduras sustained the improved performance seen in H2 2018, with both reporting organic service revenue growth of about 3%.

By business unit, organic service revenue growth in Mobile was stable at 1.4% year-on-year, while Cable grew 6.6% with 10.4% growth in Home, partially offset by negative growth in B2B. as a large one-off government contract in Colombia in Q1 2018 continues to make comparisons more challenging. Revenue from Telephone and equipment increased 6.6% year-on-year to $95 million, compared to $94 million in Q1 2018.

i Source: The World Bank Global Economic Prospects as of January 2019

ii Previously described as HFC homes connected

EARNINGS Release Q1 2019

Latam Financial Highlights ($m, unless otherwise stated)	Q1 2019	Q1 2018	Change

Revenue	1,426	1,353	5.4%
Organic[i] growth	3.8%	2.6%	1.3pt
Service revenue	1,331	1,259	5.8%
Organic[i] growth	3.7%	3.4%	0.2pt
Mobile	778	806	(3.5)%
Of which Mobile data	401	386	3.9%
Cable and other fixed	541	442	22.4%
EBITDA[i]	591	514	14.9%
Organic[i] growth	4.5%	1.3%	3.2pt
EBITDA margin %	41.5%	38.0%	3.5pt
Capex[i]	168	151	11.0%

i) Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In Q1 2019, EBITDA for our Latam segment rose 14.9% year-on-year to $591 million, which included a full quarter of Cable Onda in Panama and a $42 million increase from IFRS16 adjustments, partially offset by weaker currencies. Stripping out those impacts, organic EBITDA growth was 4.5%, an improvement from 4.0% reported in Q4 2018. Guatemala, Colombia, and Bolivia contributed positively to organic EBITDA growth, while El Salvador continued to weigh on the performance of our Latam segment. Panama, which we acquired during Q4, contributed $44 million to EBITDA in the quarter. The EBITDA margin for our Latam segment increased 3.5 percentage points to 41.5% in Q1 (38.5% excluding the impact of IFRS16), up from 38.0% in Q1 2018.

Capex in Latin America totaled $168 million in Q1 2019. During Q1, we expanded our HFC network to reach an additional 163,000 homes passed across our footprint, bringing us close to 10.7 million at the end of Q1. On the mobile front, we increased the size of our 4G network by 37%, adding over 2,500 points of presence to end the quarter with more than 9,500. At quarter end, our 4G networks covered approximately 67% of the population in our markets, up from 59% at the end of Q1 2018.

For the quarter, investments in our fixed network accounted for 76% of our network Capex in Latam, while the remaining 24% went towards investment in our mobile network in the region.

EARNINGS Release Q1 2019

Latam segment performance by country - Q1 2019

		Q1 2019
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	158	154	63	40.1%
Colombia	391	368	136	34.8%
El Salvador	96	88	35	36.5%
Guatemala	343	303	190	55.3%
Honduras	147	138	66	45.2%
Panama	100	100	44	44.6%
Paraguay	154	146	76	49.4%
Others*	37	35	(20)	nm
LATAM SEGMENT	1,426	1,331	591	41.5%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations and other items.

SOUTH AMERICA

Colombia

	Q1 2019	Q1 2018	Change
Mobile customers (‘000)	8,976	8,151	10.1%
Of which, 4G customers (‘000)	2,677	2,243	19.4%
Home Customer relationships (‘000)	1,677	1,638	2.4%
HFC Customer relationships (‘000)	1,262	1,135	11.2%
Revenue ($ millions)	391	417	(6.2)%
Organic growth	3.3%	0.0%	3.3 pt
Service revenue ($ millions)	368	394	(6.6)%
Organic growth	2.8%	0.6%	2.2 pt
EBITDA ($ millions)	136	122	12.0%
Organic growth	10.3%	(8.5)%	18.8 pt
EBITDA margin %	34.8%	29.2%	5.7 pt

In Home, we added 29,000 HFC customer relationships during the quarter, once again offsetting churn on our copper network, such that total customer relationships rose for a fifth consecutive quarter and increased 2.4% during Q1 2019. The improving customer trend is also visible in revenue-generating-units (RGUs), which expanded by about 5% year-on-year in Q1 2019, while the RGUs on our HFC network grew by more than 15%.

In Mobile, we added 375,000 customers, as we continue to experience strong commercial momentum from prior quarters, still benefiting from the well-received launch of new postpaid plans in mid-September 2018.

Service revenue declined 6.6% year-on-year in Q1 2019, as 9.4% depreciation of the COP more than offset organic growth of 2.8%, similar to the 3.0% reported in Q4 2018. Organic growth continued to accelerate in Mobile, benefiting from strong data growth and growing wholesale activity. Organic growth in Home also accelerated to more than 6%, its strongest

EARNINGS Release Q1 2019

performance in more than two years. Strength in Mobile and Home was partially offset by weaker performance in B2B, which benefited from a large contract that boosted growth in H1 2018.

EBITDA rose 12.0% year-on-year in USD terms and 10.3% organically to $136 million in Q1 2019 reflecting operating leverage on the organic revenue growth as well as the benefit of cost reduction initiatives implemented throughout 2018. The EBITDA margin reached 34.8% (31.2% excluding the impact of IFRS16), an increase of 5.7 percentage points compared to the 29.2% reported in Q1 2018.

Paraguay

	Q1 2019	Q1 2018	Change
Mobile customers (‘000)	3,218	3,395	(5.2)%
Home Customer relationships (‘000)	419	387	8.0%
Revenue ($ millions)	154	173	(11.0)%
Organic growth	(3.2)%	6.5%	(9.7) pt
Service revenue ($ millions)	146	160	(8.6)%
Organic growth	(0.6)%	7.8%	(8.4) pt
EBITDA ($ millions)	76	87	(12.8)%
Organic growth	(7.5)%	4.0%	(11.5) pt
EBITDA margin %	49.4%	50.4%	(1.0) pt

Competition remained intense in Paraguay in Q1 2019, and we have been taking measures to defend our market leadership resulting in significant erosion in mobile ARPU. In Mobile, our customer base declined 5.2% year-on-year reflecting higher churn over the last twelve months.

Service revenue declined 8.6%, impacted by the 8.1% depreciation of the Paraguayan Guarani year-on-year. On an organic basis, service revenue declined by 0.6%, reflecting deteriorating trends in Mobile and healthier trends in Cable, which continues to grow double-digit organically.

As a result of the intense competition and lower mobile revenue, EBITDA declined 12.8% in USD terms and 7.5% organically in the quarter reflecting lower revenue and increased operational expenses. The EBITDA margin remained healthy at 49.4% (48.1% excluding the impact of IFRS16) compared to 50.4% in Q1 2018.

Bolivia

	Q1 2019	Q1 2018	Change
Mobile customers (‘000)	3,610	3,528	2.3%
Home Customer relationships (‘000)	425	268	58.6%
Revenue ($ millions)	158	142	11.7%
Organic growth	11.7%	5.9%	5.8 pt
Service revenue ($ millions)	154	137	12.1%
Organic growth	12.1%	6.5%	5.6 pt
EBITDA ($ millions)	63	50	27.9%
Organic growth	20.9%	(5.3)%	26.2 pt
EBITDA margin %	40.1%	35.0%	5.1 pt

EARNINGS Release Q1 2019

Our Bolivia operation continued to generate robust growth in Q1 2019, and we continue to rapidly expand our broadband networks to meet strong pent-up demand.

In Q1 2019, Home customer relationships increased by 36,000, consistent with the pace seen in recent quarters, and we ended the quarter with 425,000, up about 60% year-on-year.

In Mobile, subscriber growth remained solid especially in postpaid, which grew 19% year-on-year, but ARPU declined due to more intense competition in prepaid.

Service revenue grew 12.1% year-on-year, buoyed by growth of more than 50% in Home and low-single-digit growth in Mobile, although a one-off adjustment of $6 million in Q1 2018 flattered Mobile growth in Q1 2019. EBITDA rose 27.9% year-on-year, and 20.9% organically, and the margin expanded to 40.1%, (37.9% excluding the impact of IFRS16) due to operating leverage on the incremental revenue generation.

CENTRAL AMERICA

Guatemala

	Q1 2019	Q1 2018	Change
Mobile customers (‘000)	10,894	10,525	3.5%
Home Customer relationships (‘000)	498	384	29.6%
Revenue ($ millions)	343	335	2.5%
Organic growth	7.5%	4.0%	3.5pt
Service revenue ($ millions)	303	297	2.0%
Organic growth	7.0%	5.7%	1.3pt
EBITDA ($ millions)	190	174	8.9%
Organic growth	7.4%	8.4%	(1.0)pt
EBITDA margin %	55.3%	52.1%	3.3pt

Guatemala continues to perform very strongly. We ended Q1 with almost 10.9 million mobile customers, an increase of 3.5% year-on-year, with postpaid customers up around 10%. In Cable, we added 13,000 customer relationships to end Q1 2019 with 497,800, an increase of 29.6% year-on-year.

Service revenue grew 2.0% in USD terms impacted by the weaker Guatemalan Quetzal, which was stable during the period but was 4.6% weaker compared to Q1 2018. Excluding the currency impact, organic service revenue growth was 7.0%, up from 6.4% in Q4 2018 and 6.2% for the full year 2018. On an organic basis, Mobile continues to sustain mid single-digit growth, while Cable sustained growth of around 20%.

EBITDA rose 8.9% (7.4% organically), and the margin increased 3.3% percentage point to 55.3% (52.0% excluding the impact of IFRS16) from 52.1% reported in Q1 2018. Our margins have been stable in recent periods, as we continue to implement efficiency programs to offset the costs related to managing our growing network.

EARNINGS Release Q1 2019

Honduras

	Q1 2019	Q1 2018	Change
Mobile customers (‘000)	4,700	4,842	(2.9)%
Home Customer relationships (‘000)	167	159	5.4%
Revenue ($ millions)	147	145	1.6%
Organic growth	5.0%	0.1%	4.9pt
Service revenue ($ millions)	138	138	(0.2)%
Organic growth	3.1%	0.0%	3.1pt
EBITDA ($ millions)	66	61	8.0%
Organic growth	4.3%	(0.8)%	5.1pt
EBITDA margin %	45.2%	42.5%	2.7pt

Honduras had a good start to 2019, sustaining the improved organic growth reported in H2 2018. In Mobile, we added 22,000 net total subscribers and continued to grow rapidly in postpaid and in 4G during the quarter. The mix shift toward higher-value customers is having a positive effect on ARPU, which continued to grow year-on-year in Q1 2019. In Home, we continue to focus on improving the penetration of our network and on cross-selling to our existing customers. In Q1, customer relationships increased 5.4% year-on-year, and total RGUs increased about 10%.

Service revenue declined 0.2% year-on-year, as the 3.2% depreciation of the Honduran Lempira offset organic growth of 3.1%. On an organic basis, Mobile sustained positive low-single-digit growth for a second consecutive quarter, while Cable experienced mid-teen growth.

EBITDA increased 8.0% (4.3% on an organic basis), and the margin expanded 2.7 percentage points to 45.2% (42.3% excluding the impact of IFRS16).

Panama

Q1 2019
Home Customer relationships (‘000)	459
Revenue ($ millions)	100
Organic growth	4.3%
Service revenue ($ millions)	100
Organic growth	4.3%
EBITDA ($ millions)	44
Organic growth	8.3%
EBITDA margin %	44.6%

During its first full quarter as a consolidated operation, Panama had a strong quarter. Organically, service revenue increased at a 4.3% rate, while EBITDA grew 8.3%. The EBITDA margin was 44.6% (42.5% excluding the impact of IFRS16). At the end of the quarter, customer relationships in our Home segment were 459,000, an increase of 2.8% year-on-year.

EARNINGS Release Q1 2019

El Salvador

	Q1 2019	Q1 2018	Change
Mobile customers (‘000)	2,494	2,686	(7.2)%
Home Customer relationships (‘000)	274	300	(8.6)%
Revenue ($ millions)	96	104	(6.9)%
Organic growth	(6.9)%	1.5%	(8.4)pt
Service revenue ($ millions)	88	96	(7.6)%
Organic growth	(7.6)%	2.1%	(9.7)pt
EBITDA ($ millions)	35	37	(4.9)%
Organic growth	(13.9)%	9.3%	(23.2)pt
EBITDA margin %	36.5%	35.7%	0.8pt

In El Salvador, we have addressed the operational challenges that began in 2017 and impacted our performance throughout 2018. The actions we have taken over the past nine months were aimed at creating a stronger foundation from which to drive sustainable growth going forward. In that context, we are encouraged by the improvement in subscriber metrics seen in El Salvador during Q4 2018 and again in Q1 2019, even as our financial performance remains well below our potential in that market.

In Q1 2019, service revenue declined 7.6% year-on-year, as the market environment remained more competitive in El Salvador than in most of our other Latam markets during the quarter. Moreover, Q1 2018 was the strongest quarter of 2018, making for a more challenging comparison in Q1 2019.

EBITDA declined 4.9% year-on-year and 13.9% organically, due to the decline in revenue. The EBITDA margin of 36.5% (33.0%, excluding the impact of IFRS16) remains below our aspirations for this business.

Africa segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q1 2019	Q1 2018	Change
Mobile customers	15,879	15,013	5.8%
MFS customers	7,038	6,664	5.6%
Mobile ARPU ($)	2.5	2.9	-13.3%

Our Africa segment operations comprise Tanzania, including Zantel, and Chad (as its disposal is still pending the regulatory approval). In aggregate, these represented 8.0% of Underlying Revenue and 6.2% of Underlying EBITDA in Q1 2019.

During the quarter, Mobile subscribers declined 146,000 in Africa, with the increase in Chad partially offsetting the decline observed in Tanzania. ARPU declined 13.3% in USD terms and 9.7% organically, with both countries seeing ARPU being diluted by the addition of new customers that generally have a lower ARPU profile. Meanwhile, the number of customers that use mobile financial services (MFS) increased 5.6% year-on-year to more than 7.0 million, representing 44.3% of our Mobile customer base.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

EARNINGS Release Q1 2019

Africa Financial Highlights ($m, unless otherwise stated)	Q1 2019	Q1 2018	Change

Revenue	124	134	(7.8)%
Organic[i] growth	(3.9)%	1.6%	(5.5) pt
Service revenue	124	134	(7.8)%
Organic[i] growth	(3.9)%	1.7%	(5.6) pt
EBITDAii	39	37	4.6%
Organic[i] growth	(12.5)%	2.2%	(14.7) pt
EBITDAii margin %	31.1%	27.4%	3.7 pt
Capexii	8	5	64.3%

i)	Organic YoY in local currency and constant perimeter to exclude Senegal, Ghana, and Rwanda

ii)	Organic growth, EBITDA and Capex are non-IFRS measures. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Service revenue declined 7.8% (3.9% organically) during Q1 2019. Most of the decline is driven by Chad where the market remained challenging. Meanwhile, organic service revenue growth was about flat in Tanzania in Q1 2019

EBITDA grew 4.6% (decreased 12.5% organically) during the quarter, and EBITDA margins expanded by 3.7 percentage points year-on-year to 31.1% (24.3% excluding the impact of IFRS16). EBITDA remained improved Tanzania organically due to improved margins. Meanwhile, EBITDA in Chad decreased organically, in correlation with decreased revenue during the period.

EARNINGS Release Q1 2019

Corporate Responsibility highlights – Q1 2019

Our Corporate Responsibility Report and 5-Year Plan (2019-2023)

We issued our 3rd Integrated Annual Report on March 1st, 2019, which contained our updated Corporate Responsibility (CR) Framework and our next 5-year CR Plan. Our updated CR Framework has two core elements: 1) Corporate Responsibility Fundamentals, and 2) Responsible Leadership in Action. Corporate Responsibility Fundamentals identify the work we do to contribute to the growth of our business and the prosperity of the societies where we operate, such as Ethics, Inclusion, Human Rights, Supply Chain and Environment. Responsible Leadership in Action includes three core areas where we promote the safe and productive adoption of a digital lifestyle by our customers and communities. Our Flagship programs within the Responsible Leadership in Action element focus on protecting children online, empowering women and connecting communities. Each element of our CR Framework is attached to specific targets which we aim to achieve by 2023.

Embedding Corporate Responsibility across our supply chain

After a successful second edition attended by 108 suppliers throughout the Latam region, we are in the current design phase for our 2019 Supplier Training Program with the insights gained in the past two years. Our training will also leverage our supply chain risk management tool, EcoVadis, to help us identify and monitor the progress of former and future training participants on relevant CR issues.

Millicom’s Child Rights program continues to gain momentum

Millicom’s CEO Mauricio Ramos met with UNICEF´s Executive Director Henrietta Fore in San José, Costa Rica, on April 3 to discuss ways in which to advance child rights and education on the use of technology in our markets, combining our resources and skills to achieve greater impact. Our CR Director met with UNICEF’s regional leadership team in Panama to progress implementation of a governance framework and performance KPIs for our existing projects in Colombia and Paraguay regarding Child Online Protection. This will enhance our ability to monitor and measure impacts, strive for continuous improvement and continue building a long-term partnership.

Planning and design of our current programs under the UNICEF partnership is underway. Colombia’s project, “School of Influencers” will train 1,500 adolescents on life skills to foster safe and productive behaviors online and offline in 4 major municipalities where Tigo operates. In Paraguay, UNICEF will promote the building of life skills for the prevention of violence through the creation of a digital platform in which adolescents from all over the country will share experiences and build contents.

Health, safety, security and environment

During the first quarter, our teams across Africa completed a gap analysis and underwent external ISO certification and validation against 45001 health & safety and 14001 environmental standards. We are pleased to announce that both operating entities in Tanzania (Tigo & Zantel) were successful in obtaining the certifications with no major non-conformities, while the Tigo Chad operation will receive certification after closing several minor non-conformities. Our teams across Latin America continue to complete and close their respective gap analysis in preparation for their external ISO reviews later in the year.

The group security teams are supporting the SOX implementation controls and are working towards increasing the alignment of our internal controls. Additionally, we welcomed several new members to the Corporate Security and Integrated Services teams and incorporated Cable Onda into these functional areas.

Unfortunately, two contractor fatalities were recorded, because of a road traffic accident and electrocution respectively. Root cause analysis has been completed along with communicating the findings across all operating entities to prevent future events of the same nature.

EARNINGS Release Q1 2019

Compliance and anti-corruption program

During the first quarter of 2019, we initiated our Compliance five-year plan, setting two high-level goals: 1) building a strong ethics business culture, where employees at all levels are committed to the Company’s Sangre Tigo and “We Make it Happen the Right Way” values; and 2) a Compliance & Ethics Program that is central to business strategy, effectively embedded in the business processes and procedures, and focusing on the actual impact the company’s Program has in the countries it operates in, on our employees, customers, stakeholders and communities.

Accompanying our Company’s growth in Latin America, we have started preparing the process of integrating our Ethics and Compliance program and related infrastructure for entities that will be acquired.

Conference call details

A presentation and conference call to discuss these results will take place on April 24th 2019 at 2:00 PM (Luxembourg/ Stockholm) / 1:00 PM (London) / 8:00 AM (New York). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Luxembourg:	+352 2786 0515	US:	+1 866 966-1396
Sweden:	+46 (0)8 5069 2180	UK:	+44 (0) 844 571 8892

The access code is: 6392219

A live audio stream, presentation slides, and replay information can be accessed at www.millicom.com.

Financial calendar

2019

May 2	AGM

July 18	Q2 results

July 19	Q2 results conference call

October 23	Q3 results

October 24	Q3 results conference call

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 305 476-7352	+1 305 445-4156
press@millicom.com	investors@millicom.com

Mauricio Pinzon, Investor Relations Manager
+44 20 3249 2460
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

EARNINGS Release Q1 2019

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. This includes, but is not limited to, Millicom’s expectation and ability to pay semi-annual cash dividends on its common stock in the future, subject to the determination by the Board of Directors, and based on an evaluation of company earnings, financial condition and requirements, business conditions, capital allocation determinations and other factors, risks and uncertainties. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	Global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;
•	Telecommunications usage levels, including traffic and customer growth;
•	Competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•	Legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;
•	Adverse legal or regulatory disputes or proceedings;
•	The success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;
•	The level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;
•	Relationships with key suppliers and costs of handsets and other equipment;
•	Our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;
•	The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;
•	Technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;
•	The capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and
•	Other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

EARNINGS Release Q1 2019

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures.

The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after leases is EBITDA after lease depreciation and lease interest expenses related to the adoption of IFRS 16.

Underlying measures, such as Service revenue, EBITDA and Net debt, include Guatemala and Honduras as if fully consolidated.

Proportionate EBITDA is the sum of EBITDA after leases in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less unallocated costs and inter-company eliminations.

Organic growth represents year-on year-growth excluding the impact of changes in FX rates, perimeter, and accounting.

Net debt is Gross debt including lease liabilities less cash and pledged and term deposits.

Net debt excluding leases is Net debt excluding lease liabilities related to the adoption of IFRS 16.

Proportionate net debt is the sum of the Net debt excluding leases in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Net debt to EBITDA is the ratio of Net debt excluding leases over LTM (last twelve month) EBITDA after leases.

Proportionate net debt to EBITDA is the ratio of proportionate net debt excluding leases over LTM proportionate EBITDA after leases.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and finance lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), minus assets and liabilities held for sale.

EARNINGS Release Q1 2019

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam and Africa segments

Latam Segment	Revenue		Service Revenue			EBITDA
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
A- Current period ($million)	1,426	1,353	1,331	1,259	591	514
B- Prior year period ($million)	1,353	1,329	1,259	1,246	514	506
C- Reported growth (A/B)	5.4%	1.8%	5.8%	1%	14.9%	1.6%
D- Accounting change impact	0.0%	(1.8)%	0.0%	(3.2)%	8.2%	(0.4)%
E- Change in Perimeter impact	7.1%	0.0%	7.6%	0.0%	7.6%	0.0%
F- FX impact	(5.5)%	1.0%	(5.5)%	0.9%	(5.3)%	0.8%
G- Organic Growth (C-D-E-F)	3.8%	2.6%	3.7%	3.4%	4.5%	1.3%

Africa Segment	Revenue		Service Revenue		EBITDA
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
A- Current period ($million)	124	134	124	134	39	37
B- Prior year period ($million)	134	129	134	129	37	36
C- Reported growth (A/B)	(7.8)%	4.3%	(7.8)%	4.4%	4.6%	2.4%
D- Accounting change impact	0.0%	0.0%	0.0%	0.0%	20.1%	(3.1)%
E- Change in Perimeter impact	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
F- FX impact	(3.9)%	2.7%	(3.8)%	2.7%	(3.0)%	3.3%
G- Organic Growth (C-D-E-F)	(3.9)%	1.6%	(3.9)%	1.7%	(12.5)%	2.2%

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service revenue	Q1 18	Q1 19	Organic	FX	IFRS16	Perimeter	Reported

Guatemala	297	303	7.0%	(5.0)%	—	—	2.0%
Colombia	394	368	2.8%	(9.4)%	—	—	(6.6)%
Paraguay	160	146	(0.6)%	(8.0)%	—	—	(8.6)%
Honduras	138	138	3.1%	(3.3)%	—	—	(0.2)%
Bolivia	138	154	12.1%	—	—	—	12.1%
Panama	—	100	4.3%	—	—	NM	4.3%
El Salvador	96	88	(7.6)%	—	—	—	(7.6)%
Latam	1,259	1,331	3.7%	(5.5)%	—	7.6%	5.8%

EARNINGS Release Q1 2019

EBITDA	Q1 18	Q1 19	Organic	FX	IFRS16	Perimeter	Reported
Guatemala	174	190	7.4%	(5.0)%	6.5%	—	8.9%
Colombia	122	136	10.3%	(10.1)%	11.8%	—	12.0%
Paraguay	87	76	(7.5)%	(7.4)%	2.2%	—	(12.8)%
Honduras	62	66	4.3%	(3.4)%	7.0%	—	8.0%
Bolivia	50	63	20.9%	—	7.0%	—	27.9%
Panama	—	44	8.3%	—	5.4%	NM	13.7
El Salvador	37	35	(13.9)%	—	9.1%	—	(4.9)%
Latam	514	591	4.5%	(5.3)%	8.2%	7.6%	14.9%

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

			Average FX rate (vs. USD)				End of period FX rate (vs. USD)
		Q1 19	Q4 18	QoQ	Q1 18	YoY	Q1 19	Q4 18	QoQ	Q1 18	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,165	3,166	0.0%	2,866	(9.4)%	3,175	3,250	2.4%	2,780	(12.4)%
Costa Rica	CRC	607	599	(1.2)%	569	(6.1)%	599	608	1.5%	566	(5.5)%
Guatemal	GTQ	7.72	7.72	0.0%	7.37	(4.6)%	7.68	7.74	0.8%	7.40	(3.7)%
Honduras	HNL	24.47	24.29	(0.7)%	23.68	(3.2)%	24.52	24.42	(0.4)%	23.72	(3.3)%
Paraguay	PYG	6,071	5,946	(2.1)%	5,578	(8.1)%	6,181	5,961	(3.6)%	5,548	(10.2)%
Chad	XAF	589	588	(0.2)%	553	(6.2)%	601	580	(3.5)%	554	(7.8)%
Ghana	GHS	5.10	4.85	(4.8)%	4.42	(13.3)%	5.35	4.82	(9.9)%	4.40	(17.8)%
Tanzania	TZS	2,318	2,294	(1.0)%	2,248	(3.1)%	2,311	2,299	(0.5)%	2,256	(2.4)%

EARNINGS Release Q1 2019

Reconciliation Net debt to EBITDA to Proportionate net debt to EBITDA as of March 31st 2019

			Net Debt			Proportionate
$ millions	Gross debt	Net debt	Leverage*	Ownership	Gross debt	Net debt	Leverage*
Bolivia	377	319	1.30x	100.0%	377	319	1.30x
Colombia	1,247	1,110	2.18x	50.0%	623	555	2.18x
Costa Rica	153	137	2.57x	100.0%	153	137	2.57x
El Salvador	363	344	2.61x	100.0%	363	344	2.61x
Guatemala	1,184	959	1.36x	55.0%	651	527	1.36x
Honduras	455	431	1.58x	66.7%	304	288	1.58x
Panama	315	297	1.69x	80.0%	252	238	1.69x
Paraguay	546	499	1.56x	100.0%	546	499	1.56x
Other	2	—	—	100.0%	2	—	—
Latam	4,643	4,097	1.70x		3,272	2,907	1.69x
Africa	372	312	1.89x	99.0%	358	303	1.85x
Corporate	2,279	1,641	—	100.0%	2,279	1,641	—
Total	7,294	6,050	2.55x		5,909	4,851	2.90x
IFRS 16 Impact	(854)	(854)			(600)	(600)
IFRS 16 Adjusted Total*	6,440	5,196	2.24x		5,309	4,251	2.60x

* Leverage defined as net debt to last twelve-month (LTM) EBITDA. IFRS 16 Adjusted Leverage excludes leases related to IFRS 16 adoption, while LTM EBITDA is after leases.

EARNINGS Release Q1 2019

Fully consolidated P&L reconciliation for IFRS 16 implementation (unaudited)

$ millions	Q1 2019	IFRS 16 Impact	Q1 2019 before IFRS 16	Q1 2018	YoY change %
Revenue	1,065	—	1,065	1,013	5.1%
Telephone and Equipment			—		NM
Service revenue			—		NM
Cost of sales	(300)	—	(300)	(278)	7.9%
Gross profit	765	—	765	736	4.0%
Operating expenses	(388)	(36)	(423)	(409)	3.6%
EBITDA	377	(36)	342	327	4.5%
Depreciation	(202)	18	(183)	(171)	7.1%
Amortization	(61)	—	(61)	(36)	68.5%
Share of profit in Guatemala and Honduras	44	2	46	39	19.4%
Other operating income (expenses), net	5	—	5	2	NM
Operating profit	165	(16)	149	160	(7.0)%
Net financial expenses	(137)	16	(121)	(81)	49.1%
Other non-operating income (expenses), net	12	—	12	27	(56.0)%
Gains (losses) from other JVs and associates, net	3	—	3	(20)	(117.3)%
Profit (loss) before tax	44	—	44	87	(49.9)%
Net tax credit (charge)	(19)	—	(19)	(33)	(43.8)%
Profit (loss) for the period from continuing ops.	25	—	25	54	(53.6)%
Non-controlling interests	(10)	1	(9)	(4)	111.2%
Profit (loss) from discontinued operations	—	—	—	(32)	(100.0)%
Net profit (loss) for the period	14	1	16	17	(7.8)%

EARNINGS Release Q1 2019

Guatemala and Honduras Financial Statement data (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Profit and loss data - Q1 2019 ($millions)	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Total (non-IFRS)
Revenue	1,065	485		1,550
Cost of sales	(300)	(107)		(407)
Gross profit	765	378		1,143
Operating expenses	(388)	(131)		(518)
EBITDA	377	247		624
EBITDA margin	35.4%	51.0%		40.3%
Depreciation & amortization	(262)	(109)		(371)
Share of net profit in joint ventures	44	—	(44)	—
Other operating income (expenses), net	5	(2)		3
Operating profit	165	136	(44)	257
Net financial expenses	(137)	(28)		(164)
Other non-operating income (expenses), net	12	(1)		11
Gains (losses) from associates	3	—		3
Profit (loss) before tax	44	108	(44)	107
Net tax credit (charge)	(19)	(26)		(45)
Profit (loss) for the period	25	81	(44)	62
Profit (loss) from discontinued operations	—	—		—
Non-controlling interests	(10)	(37)		(47)
Net profit (loss) for the period	14	44	(44)	14

EARNINGS Release Q1 2019

Balance Sheet data ($ millions)	Millicom (IFRS)	Guatemala and Honduras JVs	Total (non-IFRS)
ASSETS
Intangible assets, net	2,361	2,895	5,257
Property, plant and equipment, net	2,658	958	3,616
Right of Use Assets	829	336	1,165
Investments in joint ventures and associates	3,026	(2,878)	148
Other non-current assets	319	171	490
TOTAL NON-CURRENT ASSETS	9,193	1,482	10,676
Inventories, net	50	32	82
Trade receivables, net	350	79	429
Other current assets	1,118	343	1,460
Restricted cash	145	12	157
Cash and cash equivalents	495	246	740
TOTAL CURRENT ASSETS	2,157	712	2,869
Assets held for sale	6	—	6
TOTAL ASSETS	11,356	2,194	13,550

EQUITY AND LIABILITIES
Equity attributable to owners of the Company	2,560	(41)	2,518
Non-controlling interests	262	646	908
TOTAL EQUITY	2,821	604	3,426
Debt and financing	4,995	1,469	6,464
Other non-current liabilities	751	(38)	713
TOTAL NON-CURRENT LIABILITIES	5,746	1,431	7,177
Debt and financing	660	170	830
Other current liabilities	2,129	(12)	2,117
TOTAL CURRENT LIABILITIES	2,788	159	2,947
Liabilities directly associated with assets held for sale	—	—	—
TOTAL LIABILITIES	8,535	1,590	10,124
TOTAL EQUITY AND LIABILITIES	11,356	2,194	13,550

EARNINGS Release Q1 2019

Cash Flow data - Q1 2019 ($millions)	Millicom (IFRS)	Guatemala & Honduras JVs	Total (non-IFRS)
Profit (loss) before taxes from continuing operations	44	63	107
Profit (loss) for the period from discontinued operations	—	—	—
Profit (loss) before taxes	44	63	107
Net cash provided by operating activities (incl. discontinued ops)	147	192	339
Net cash used in investing activities (incl. discontinued ops)	(683)	(133)	(816)
Net cash from (used by) financing activities (incl. discontinued ops)	502	(56)	446
Exchange impact on cash and cash equivalents, net	2	—	2
Net (decrease) increase in cash and cash equivalents	(33)	4	(28)
Cash and cash equivalents at the beginning of the period	(528)	(241)	(769)
Effect of cash in disposal group held for Sale	—	—	—
Cash and cash equivalents at the end of the period	495	246	740

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:07 CET on April 23, 2019.

Unaudited Interim Condensed Consolidated

Financial Statements

For the three-month period ended March 31, 2019

April 23, 2019

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2019

		Three Months Ended March 31, 2019	Three Months Ended March 31, 2018 (i)
$ millions	Notes
Revenue	5	1,065	1,013
Cost of sales		(300)	(277)
Gross profit		765	736
Operating expenses	2	(388)	(409)
Depreciation	2	(202)	(171)
Amortization		(61)	(36)
Share of profit in the joint ventures in Guatemala and Honduras	14	44	39
Other operating income (expenses), net		5	2
Operating profit	5	165	160
Interest and other financial expenses	2, 10	(140)	(85)
Interest and other financial income		4	3
Other non-operating (expenses) income, net	6	12	27
Profit (loss) from other joint ventures and associates, net		3	(20)
Profit before taxes from continuing operations		44	87
Charge for taxes, net		(19)	(33)
Profit for the period from continuing operations		25	54
Loss for the period from discontinued operations	4	—	(32)
Net profit for the period		25	22

Attributable to:
Owners of the Company		14	17
Non-controlling interests		10	4

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($)	7	0.14	0.17
Diluted ($)	7	0.14	0.17

(i) Re-presented for IFRS 15 assessment of wholesale carrier business as agent not principal (see note 2). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2019

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018 (i)
Net profit for the period	25	22
Other comprehensive income (to be reclassified to income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	7	73
Cash flow hedges	(1)	(1)
Other comprehensive income (not to be reclassified to profit and loss in subsequent periods), net of tax:
Total comprehensive income for the year	31	94

Attributable to:
Owners of the Company	17	78
Non-controlling interests	14	15

Total comprehensive income for the period arises from:
Continuing operations	31	96
Discontinued operations	—	(2)

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Unaudited interim condensed consolidated statement of financial position as at March 31, 2019

$ millions	Notes	March 31, 2019	December 31, 2018 (audited) (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	2,361	2,374
Property, plant and equipment, net	8	2,658	3,041
Right of use assets	2	829	—
Investments in joint ventures	14	2,899	2,867
Investments in associates	15	128	169
Contract costs, net		4	4
Deferred tax assets		215	202
Other non-current assets	12	100	126
TOTAL NON-CURRENT ASSETS		9,193	8,784

CURRENT ASSETS
Inventories		50	39
Trade receivables, net		350	343
Contract assets, net		38	37
Amounts due from non-controlling interests, associates and joint ventures	12	32	34
Prepayments and accrued income		192	129
Current income tax assets		88	108
Supplier advances for capital expenditure		29	25
Equity investment	15	70	—
Other current assets		168	127
Restricted cash		145	158
Cash in escrow	10	501	—
Cash and cash equivalents		495	528
TOTAL CURRENT ASSETS		2,157	1,529
Assets held for sale	4	6	3
TOTAL ASSETS		11,356	10,316

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Unaudited interim condensed consolidated statement of financial position as at March 31, 2019 (continued)

$ millions	Notes	March 31, 2019	December 31, 2018 (audited) (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		633	635
Treasury shares		(57)	(81)
Other reserves		(549)	(538)
Retained profits		2,518	2,535
Profit for the period/year attributable to equity holders		14	(10)
Equity attributable to owners of the Company		2,560	2,542
Non-controlling interests		262	249
TOTAL EQUITY		2,821	2,790

LIABILITIES
Non-current liabilities
Debt and financing	10	4,202	4,123
Lease liabilities	2	793	—
Amounts due to non-controlling interests, associates and joint ventures	12	179	135
Provisions and other non-current liabilities		344	351
Deferred tax liabilities		227	233
Total non-current liabilities		5,746	4,841

Current liabilities
Debt and financing	10	575	458
Lease liabilities	2	85	—
Put option liability	3	239	239
Payables and accruals for capital expenditure		227	335
Other trade payables		257	282
Amounts due to non-controlling interests, associates and joint ventures	12	346	348
Accrued interest and other expenses		440	383
Current income tax liabilities		67	58
Contract liabilities		84	87
Provisions and other current liabilities		470	494
Total current liabilities		2,788	2,684
Liabilities directly associated with assets held for sale	4	—	—
TOTAL LIABILITIES		8,534	7,525
TOTAL EQUITY AND LIABILITIES		11,356	10,315

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2019

$ millions	Notes	March 31, 2019	March 31, 2018(i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		44	87
Profit (loss) before taxes from discontinued operations	4	—	(32)
Profit before taxes		44	55
Adjustments to reconcile to net cash:
Interest and other financial expenses		140	87
Interest and other financial income		(4)	(3)
Adjustments for non-cash items:
Depreciation and amortization	5	262	207
Share of profit in Guatemala and Honduras joint ventures		(44)	(39)
Loss (gain) on disposal and impairment of assets, net	4	(6)	41
Share-based compensation		6	7
(Profit) loss from other joint ventures and associates, net		(3)	20
Other non-cash non-operating (income) expenses, net		(12)	(28)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(210)	(92)
(Increase) decrease in inventories		(11)	(4)
Increase (decrease) in trade and other payables, net		79	19
Changes in contract assets, liabilities and costs, net		3	(1)
Total changes in working capital		(139)	(77)
Interest (paid)		(98)	(88)
Interest received		3	1
Taxes (paid)	5	(3)	(14)
Net cash provided by operating activities		147	167
Cash flows from investing activities (including discontinued operations):
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	—	26
Purchase of intangible assets and licenses	9	(79)	(105)
Purchase of property, plant and equipment	8	(170)	(151)
Proceeds from sale of property, plant and equipment	8	9	12
Dividends received from joint ventures	14	51	22
Cash in escrow	10	(500)	—
Cash (used in) provided by other investing activities, net		6	5
Net cash used in investing activities		(683)	(191)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	959	100
Repayment of debt and other financing	10	(446)	(130)
Dividends paid to non-controlling interests		(11)	—
Net cash provided by (used in) financing activities		502	(31)
Exchange impact on cash and cash equivalents at the beginning of the period		2	8
Net (decrease) increase in cash and cash equivalents		(33)	(46)
Cash and cash equivalents at the beginning of the period		(528)	619
Effects of cash in disposal group held for sale	4	—	3
Cash and cash equivalents at the end of the period		495	576

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

6

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Unaudited interim condensed consolidated statements of changes in equity for the three month period ended March 31, 2019 and years ended December 31, 2018, and 2017

$ millions	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(472)	3,096	185	3,281
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	—	—	—	—	—	10	—	10	(4)	5
Total comprehensive income for the year	—	—	—	—	—	(10)	(68)	(78)	(30)	(108)
Dividends (ii)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(13)	(13)
Purchase of treasury shares	—	(70)	—	—	(6)	—	—	(6)	—	(6)
Share-based compensation	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	351	—	(2)	31	(5)	(22)	2	—	2
Effect of change in consolidation scope (iii)	—	—	—	—	—	—	—	—	111	111
Put option reserve (iii)	—	—	—	—	—	(239)	—	(239)	—	(239)
Balance on December 31, 2018	101,739	(913)	153	482	(81)	2,525	(538)	2,542	249	2,790
Total comprehensive income for the year	—	—	—	—	—	14	3	17	14	31
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(96)	—	—	(8)	—	—	(8)	—	(8)
Share-based compensation	—	—	—	—	—	—	6	6	—	6
Issuance of shares under share-based payment schemes	—	359	—	(2)	32	(7)	(20)	3	—	3
Balance on March 31, 2019	101,739	(650)	153	481	(57)	2,533	(549)	2,559	262	2,820

(i) Retained profits — includes profit attributable to equity holders, of which at March 31, 2019, $325 million (2018: $324 million) are not distributable to equity holders.

(ii) Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and paid in equal portions in May 2018 and November 2018.

(iii) Effect of the acquisition of Cable Onda S.A. See note 3 for further details.

(iv) See note 2 for details about changes in accounting policies.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America and Africa.

On April 23, 2019, the Board of Directors authorized these interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2018 consolidated financial statements, except for the changes described below.

Adjustments related to "principal vs agent" under IFRS 15 considerations for the wholesale carrier business

In Q3 2018, the Group reconsidered the accounting under IFRS 15 "Revenue from Contracts with Customers" (adopted as of January 1, 2018), of its wholesale carrier business to recognize 2018 revenue on a net basis as an agent rather than as a principal under the modified retrospective transition method. Therefore the income statement for the three-month period ended March 31, 2018 have been re-presented compared to last year's published results to net off revenue and cost of sales for an amount of $29 million, with no impact on gross profit and cash flows, and impact on the Latin America segment only.

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Group:

•	IFRS 16 "Leases". The Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

On adoption, an additional lease liability of $538 million has been recognized and the application of the new standard decreased operating expenses by $36 million as compared to what our results would have been if we had continued to follow IAS 17 in the three months ended March 31, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affects the Group’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

•	The following new or amended standards became applicable for the current reporting period and did not have any significant impact on the Group’s accounting policies, disclosures and did not require retrospective adjustments.

◦	Amendments to IFRS 9 "Financial instruments" on prepayment features with negative compensation.

◦	IFRIC 23 "Uncertainty over Income Tax Treatments" clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments.

◦	Amendments to IAS 19 "Employee benefits" on plan amendment, curtailment or settlement.

◦	Amendments to IAS 28 "Investments in associates" on long term interests in associates and joint ventures.

◦	Annual improvements 2015-2017

The following changes to standards, which are not expected to materially affect the Group, will be effective from January 1, 2020:

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’. These amendments have not yet been endorsed by the EU.

8

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 "Leases" on the Group’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 12.7%.

For leases previously classified as finance leases Millicom recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

$ millions	2019
Operating lease commitments disclosed as at December 31, 2018	801
(Plus): Non lease components obligations	57
(Less): Short term leases recognized on a straight line basis as expense	(3)
(Less): Low value leases recognized on a straight line basis as expense	(2)
(Less): Contract included in the lease commitments but with starting date in 2019 and not part of the IFRS 16 opening balances	(17)
(Plus/less): Other	(8)
Gross lease liabilities	828
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(290)
Incremental lease liabilities recognized at January 1, 2019	538
(Plus): Finance lease liabilities recognized at December 31, 2018	353
Lease liabilities recognized at January 1, 2019	891
Of which are:
Current lease liabilities	45
Non-current lease liabilities	846

9

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION $ millions	As at January 1, 2019 before application	Effect of adoption of IFRS 16	As at January 1, 2019 after application	Reason for the change
ASSETS
Property, plant and equipment, net	3,041	(307)	2,735	(i)
Right-of-use assets (non-current) NEW	—	847	847	(ii)
Prepayments	129	(4)	125	(iii)
LIABILITIES
Lease liabilities (non-current) NEW	—	846	846	(iv)
Debt and other financing (non-current)	4,123	(337)	3,786	(v)
Lease liabilities (current) NEW	—	45	45	(iv)
Debt and other financing (current)	458	(16)	442	(v)
Other current liabilities	494	(2)	492	(vi)

(i)	Transfer of previously capitalized assets under finance leases to Right-of-Use assets.

(ii)	Initial recognition of Right-of-Use assets, transfer of previously recognized finance leases and of lease prepayments being part of the Right-of-Use asset cost at transition.

(iii)	Transfer of lease prepayments being part of the Right-of-Use asset cost at transition.

(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.

(v)	Transfer of previously recognized finance lease liabilities to new Lease liabilities accounts.

(vi)	Reclassification of provisions for onerous contracts to Right-of-Use assets.

The application of IFRS 16 also impacts classifications within the statement of cash flows, segment information and EPS for the period starting from January 1, 2019. Its application had nevertheless no significant impact on the Group's retained profits.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

o	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

o	reliance on previous assessments on whether leases are onerous

o	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

o	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

o	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Leases accounting policy applied from January 1, 2019 are as follows:

The Group leases various lands, sites, towers (including those related to towers sold and leased back), offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

10

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

o	fixed payments (including in-substance fixed payments), less any lease incentives receivable

o	variable lease payment that are based on an index or a rate

o	amounts expected to be payable by the lessee under residual value guarantees

o	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

o	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

o	the amount of the initial measurement of lease liability

o	any lease payments made at or before the commencement date less any lease incentives received

o	any initial direct costs, and

o	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Furthermore, the Group has taken the additional following decisions in adopting the standard:

◦	Non-lease components are capitalized (IFRS16.15)

◦	Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to the new Standard, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, Millicom introduced the 'time horizon concept': the reasonable term under which the company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry Millicom operates in. The assessment must be focused on the economic incentives for Millicom to exercise (or not) an option to early terminate/extend a contract. The Group has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

Due to the specialized nature of most of our assets under lease, there is a low likelihood the lessor can find a third party to substitute Millicom as lessee. Past practice is also considered when performing this analysis. This analysis requires judgment by the management of Millicom and has a significant impact on the lease liability recognized under IFRS 16.

Under the new Standard, the accounting of sale and leaseback transactions has changed as the underlying sale transaction needs to be firstly analyzed using the guidance of IFRS 15. The seller/lessee recognizes a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions was not material for Millicom Group as of the date of initial application.

11

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate stock purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia de Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Stock Purchase Agreements contain customary representations and warranties and termination provisions. Consummation of the Telefonica CAM Acquisitions is subject to regulatory approvals and the absence of legal impediments.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to potential purchase price adjustments.

Acquisitions 2018

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals, for a cash consideration of $956 million. Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options which are further detailed in the audited consolidated financial statements for the year ended December 31, 2018.

For the purchase accounting, Millicom determined the fair value of Cable Onda's identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The purchase accounting is still provisional at March 31, 2019, particularly in respect of the evaluation of certain tangible assets and tax contingencies.

Provisional fair values
(100%)
($ millions)
Intangible assets (excluding goodwill),net(i)	673
Property, plant and equipment, net	348
Current assets (excluding cash)(ii) (iii)	54
Cash and cash equivalents	12
Total assets acquired	1,088
Non-current liabilities(iv)	422
Current liabilities(v)	141
Total liabilities assumed	563
Fair value of assets acquired and liabilities assumed, net	525
Transaction costs assumed by Cable Onda (vi)	30
Fair value of non-controlling interest in Cable Onda (20%)	111
Millicom’s interest in the fair value of Cable Onda (80%)	444
Acquisition price	956
Provisional Goodwill	512

(i)	Intangible assets not previously recognized (or partially recognized as a result of previous acquisitions) are trademarks for an amount of $280 million, with estimated useful lives of 3 years, a customer list for an amount of $370 million, with estimated useful life of 20 years and favorable content contracts for $19 million, with a useful life of 10 years.

(ii)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $4 million – see below.

(iii)	The fair value of trade receivables acquired was $34 million.

(iv)	Non-current liabilities include the deferred tax liability of $158 million resulting from the above adjustments.

12

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

(v)	Current liabilities include the fair value of certain tax contingent liabilities of $5 million. These are partly covered by the indemnification assets described in (ii) above.

(vi)	Transaction costs of $30 million have been assumed and paid by Cable Onda before the acquisition or by Millicom on the closing date. As they related to the acquisition, these costs have been accounted for as post-acquisition costs in the Millicom Group income statement. These, together with acquisition-related costs of $11 million, have been recorded under operating expenses in the income statement of the year.

Disposals 2019

On March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom. The completion of the transaction is subject to the approval of the Chadian authorities. The assets and liabilities of the business have yet to be classified as assets held for sale, and the results yet to be classified as discontinued operations, as completion of the transaction remains subject to the approval of the Chadian authorities.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Summary

Financial information relating to the discontinued operations for the three-month periods ended March 31, 2019 and March 31, 2018 are set out below. Figures shown below are after inter-company eliminations.

Results from Discontinued Operations ($ millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Revenue	—	48
Cost of sales	—	(16)
Operating expenses	—	(20)
Other operating income (expenses), net	—	(10)
Gain/(loss) on disposal of discontinued operations	—	(32)
Operating profit (loss)	—	(30)
Interest income (expense), net	—	(2)
Profit (loss) before taxes	—	(32)
Net profit (loss) from discontinued operations	—	(32)

Cash Flows from Discontinued Operations ($ millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Cash from (used in) operating activities, net	—	(2)
Cash from (used in) investing activities, net	—	(4)
Cash from (used in) financing activities, net	—	—
Net cash inflows/(outflows)	—	(7)

13

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. The table below summarizes the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Agreement date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred to March 31, 2019	1,307	932	547
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	74
Cash proceeds received in 2019 ($ millions)-as of March 31	3	4	3
Upfront gain on sale recognized in 2017 ($ millions)	26	37	—
Upfront gain on sale recognized in 2018 ($ millions)	15	13	32
Upfront gain on sale recognized in 2019 ($ millions)-as of March 31	—	—	—

Assets held for sale and liabilities directly associated with assets held for sale

The following table summarizes the nature of the assets and liabilities still reported under assets held for sale and liabilities directly associated with assets held for sale as at March 31, 2019 and December 31, 2018:

Assets and liabilities reclassified as held for sale ($ millions)	As at March 31, 2019	As at December 31, 2018
Towers Paraguay	2	2
Towers Colombia	1	—
Towers El Salvador	1	1
Towers Zantel	1	—
Others	—	—
Total assets of held for sale	6	3
Towers Paraguay	—	—
Total liabilities directly associated with assets held for sale	—	—
Net assets held for sale / book value	6	3

14

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the periods ended March 31, 2019 and March 31, 2018, are as follows:

Three months ended March 31, 2019 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	778	120	—	(368)	—	531
Cable and other fixed services revenue	541	3	—	(67)	—	478
Other revenue	12	—	—	(1)	—	11
Service revenue (i)	1,331	124	—	(435)	—	1,020
Telephone and equipment revenue (i)	95	—	—	(49)	—	45
Total Revenue	1,426	124	—	(485)	—	1,065
Operating profit (loss)	256	8	(7)	(136)	44	165
Add back:
Depreciation and amortization	338	31	2	(109)	—	262
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(44)	(44)
Other operating income (expenses), net	(3)	—	—	(2)	—	(5)
EBITDA (ii)	591	39	(5)	(247)	—	377
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	591	39	(5)	(247)	—	377
Capital expenditure (iii)	(305)	(10)	(2)	77	—	(241)
Changes in working capital and others (iv)	(86)	(6)	(30)	(10)	—	(132)
Taxes paid	(23)	(3)	1	22	—	(3)
Operating free cash flow (v)	177	19	(37)	(158)	—	1
Total Assets (vi)	12,533	943	3,314	(5,611)	3,417	11,356
Total Liabilities	6,797	1,024	3,547	(2,127)	537	8,535

15

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2018 ($millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	806	129	—	(370)	—	565
Cable and other fixed services revenue	442	3	—	(58)	—	387
Other revenue	11	2	—	(1)	—	11
Service revenue (i)	1,259	134	—	(430)	—	963
Telephone and equipment revenue (i)	94	—	—	(44)	—	50
Total Revenue	1,353	134	—	(474)		1,013
Operating profit (loss)	229	8	1	(116)	39	160
Add back:					—	—
Depreciation and amortization	288	27	1	(110)	—	207
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(39)	(39)
Other operating income (expenses), net	(3)	2	—	(2)	—	(2)
EBITDA (ii)	514	37	3	(227)	—	327
EBITDA from discontinued operations	—	12	—	—	—	12
EBITDA incl discontinued operations	514	49	3	(227)	—	339
Capital expenditure (iii)	(245)	(21)	—	60	—	(206)
Changes in working capital and others (iv)	(66)	5	(25)	15	—	(71)
Taxes paid	(36)	(2)	—	24	—	(14)
Operating free cash flow (v)	164	31	(20)	(128)	—	47
Total Assets (vi)	10,699	1,421	568	(5,569)	3,382	10,501
Total Liabilities	5,658	1,583	1,419	(1,905)	453	7,208

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $7 million (2018: $48 million) and cash received on tower deals of $9 million (2018: $11 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.

(v)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

16

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Three months ended March 31,			Three months ended March 31,
		2019			2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	402	93	495	428	103	530
Mobile Financial Services	Point in time	8	27	35	8	27	34
Cable and other fixed services	Over time	475	3	478	384	3	387
Other	Over time	11	—	12	10	2	11
Service Revenue		896	124	1,020	829	134	963
Telephone and equipment	Point in time	45	—	45	49	—	50
Revenue from contracts with customers		942	124	1,065	879	134	1,013

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

	Three Months Ended	Three Months Ended
$ millions	March 31, 2019	March 31, 2018
Exchange gains (losses), net	11	27
Other non-operating income (expenses), net	1	1
Total	12	27

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Three Months Ended	Three Months Ended
$ millions	March 31, 2019	March 31, 2018
Basic and Diluted
Net profit attributable to owners of the Company from continuing operations	14	50
Net profit (loss) attributable to owners of the Company from discontinuing operations	—	(32)
Net profit attributable to owners of the Company used to determine the earnings per share	14	17

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,022	100,744
$
Basic and diluted
- EPS from continuing operations attributable to owners of the Company	0.14	0.49
- EPS from discontinuing operations attributable to owners of the Company	—	(0.32)
- EPS for the period attributable to owners of the Company	0.14	0.17

17

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

8. PROPERTY, PLANT AND EQUIPMENT

During the three month period ended March 31, 2019, Millicom added property, plant and equipment for $112 million (March 31, 2018: $106 million) and received $9 million in cash from disposal of property, plant and equipment (March 31, 2018: $12 million).

9. INTANGIBLE ASSETS

During the three-month period ended March 31, 2019, Millicom added intangible assets of $26 million (March 31, 2018: $64 million) and did not receive any proceeds from disposal of intangible assets (March 31, 2018: nil).

10. DEBT AND FINANCING

MICSA

On February 20, 2019, MIC S.A. entered into a $1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”), subsequently reduced to $1.05 billion in April 2019. The Telefonica Bridge Facility is available to be drawn from the date of the Telefonica Bridge Facility to and including the earlier of (i) March 1, 2020 and (ii) the date the Telefonica Bridge Facility is terminated. The Telefonica Bridge Facility matures on the date following twelve months after the date of the Telefonica Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Telefonica Bridge Facility is payable at LIBOR plus a variable margin. Amounts drawn under the Telefonica Bridge Facility may be used by MIC S.A. to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility. On signature date, Millicom recorded structuring and syndication fees for a total amount of $12 million under 'Interest expense'.

On March 25, 2019, the MIC S.A. issued a $750 million 6.25% senior notes due 2029. The Notes bear interest at 6.25% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. It will use the net proceeds of the Notes to finance, in part, the Telefonica CAM Acquisitions (see note 3). Costs of issuance of $8 million are amortized over the ten-year life of the notes (the effective interest rate is 6.36%). Pending the consummation of any Telefonica CAM Acquisition and the satisfaction of certain other conditions, $500 million of the gross proceeds of the offering of the Notes have been deposited into a segregated escrow account, in the name of Millicom. These are shown under 'Cash in escrow' in the the statement of financial position.The remainder of the Notes, that is $250 million, has been delivered to the Company on the date of issuance. Additionally, and upon the occurrence of certain events, including that none of the Telefonica CAM Acquisitions has been consummated by June 30, 2020, Notes in an aggregate principal amount equal to $500 million would be subject to a special mandatory redemption.

On March 26, 2019, the Group announced that it will solicit consents from the holders of its $500 million 6% Senior Notes due 2025 (the “Notes”) to amend certain provisions of the indenture governing the Notes. It will pay a cash payment equal to $2.50 per $1,000 principal amount of Notes (the “Consent Consideration”) to holders of the Notes for which consents to the proposed amendments have been validly delivered on April 3, 2019. The consent has been obtained early April 2019 and amount paid.

Paraguay

In January 2019, Telecel obtained a seven-year loan from BBVA Bank for PYG 117,000 million (approximately $20 million), denominated in Paraguayan guaranies (“PYG”) which bears a fixed annual interest rate of 8.94%.

On March 27, 2019, Telecel announced that it commenced a cash tender offer for any and all of its $300 million 6.75% Senior Notes due 2022 (the “Telecel 2022 Notes”) at a redemption price of 102.530%. The tender offer expired on April 2, 2019 and $244 million out of the $300 million Telcel 2022 Notes were accepted for early redemption for a cash payment of $255 million including an early redemption premium of $6 million. The remaining $56 million Telecel 2022 Notes were repurchased on April 5, 2019 at a redemption price of 102.25%, or $57 million, including a redemption premium of $1 million. As the amount of the repurchase was able to be estimated at March 31, 2019, the $7 million premium and $3 million of related unamortized costs were included as financial expenses in the statement of income in the three month period ended March 31, 2019 and the Notes were disclosed in current liabilities as at March 31, 2019. Telecel will be making the cash payments in April and May 2019.

On April 8, 2019, Telecel issued a $300 million 5.875% senior notes due 2027 (the “Telecel 2027 Notes”). The Telecel 2027 Notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds of the Telecel 2027 Notes are being used to finance the purchase of the Telecel 2022 Notes (see above).

18

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

10. DEBT AND FINANCING (Continued)

Analysis of debt and other financing by maturity

The total amount of debt and financing is repayable as follows:

$ millions	As at March 31, 2019	As at December 31, 2018(i)
Due within:
One year	575	458
One-two years	258	338
Two-three years	142	403
Three-four years	330	570
Four-five years	515	468
After five years	2,958	2,345
Total debt and financing	4,777	4,580

(i) As at December 31, 2018, Debt and financing included finance lease liabilities of $353 million. As at March 31, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

As at March 31, 2019, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $612 million (December 31, 2018: $626 million). Assets pledged by the Group for these debts and financings amounted to $501 million at March 31, 2019 (December 31, 2018: $2 million).

Analysis of debt and other financing by maturity

The table below describes the outstanding and maximum exposure under these guarantees and the remaining terms of the guarantees as at March 31, 2019 and December 31, 2018.

	Bank and financing guarantees (i)
$ millions	As at March 31, 2019		As at December 31, 2018
	Outstanding	Theoretical	Outstanding	Theoretical
Terms	exposure	maximum exposure	exposure	maximum exposure
0-1 year	189	189	133	133
1-3 years	211	211	281	281
3-5 years	212	212	212	212
More than 5 years	—	—	—	—
Total	612	612	626	626

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

	Three Months Ended March	Three Months Ended March
	31, 2019	31, 2018
$ millions
Interest expense on bonds and bank financing	(77)	(56)
Interest expense on leases	(37)	(20)
Loan redemption charges	(7)	—
Other	(19)	(8)
Total	(140)	(85)

19

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As at March 31, 2019, the total amount of claims and litigation risks against Millicom and its operations was $389 million, of which $9 million related to its share in joint ventures (December 31, 2018: $687 million, of which $5 million related to its share in joint ventures).

As at March 31, 2019, $24 million has been provided for these risks in the consolidated statement of financial position (December 31, 2018: $26 million). The Group’s share of provisions made by the joint ventures was $4 million (December 31, 2018: $4 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Improper filing of shareholding in MIC Tanzania Public Limited Company

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Tigo Tanzania remains owned and controlled by Millicom. Late 2018, the third party in question has filed for a review of the ruling by the same Court of Appeals, which already ruled in our favor. Millicom considers the success of this review as remote and therefore continues to control and fully consolidate Tigo Tanzania.

Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)

On July 14, 2017, the CICIG disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala's attorney general and CICIG executed search warrants on the offices of Comcel. As at March 31, 2019, the matter is still under investigation, and Management has not been able to assess the potential impact on these interim condensed consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of March 31, 2019.

Taxation

At March 31, 2019, the Group estimates potential tax claims amounting to $271 million. Tax risks amounting to $41 million have been assessed as probable and recorded as tax provisions (December 31, 2018: claims amounting to $254 million and provisions of $47 million). Out of these potential claims and provisions, respectively $33 million and $2 million relate to Millicom’s share in joint ventures (December 31, 2018: claims amounting to $29 million and provisions of $2 million).

Capital commitments

At March 31, 2019, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $193 million of which $172 million are due within one year (December 31, 2018: $154 million of which $126 million are due within one year). Out of these commitments, respectively $76 million and $67 million related to Millicom’s share in joint ventures (December 31, 2018: $66 million and $56 million).

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three-month periods ended March 31, 2019 and March 31, 2018:

	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2018
$ millions
Expenses
Purchases of goods and services from Miffin	(50)	(41)
Purchases of goods and services from EPM	(10)	(10)
Lease of towers and related services from HTA	(1)	(7)
Other expenses	(1)	—
Total	(61)	(58)

20

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

12. RELATED PARTY TRANSACTIONS (Continued)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
$ millions
Income / gains
Sale of goods and services to Miffin	73	68
Sale of goods and services to EPM	3	4
Other income / gains	—	1
Total	76	73

As at March 31, 2019 and December 31, 2018, the Group had the following balances with related parties:

$ millions	As at March 31, 2019	As at December 31, 2018
Liabilities
Payables to Guatemala joint venture (i)	361	315
Payables to Honduras joint venture (i)	150	143
Payables to EPM	4	14
Other accounts payable	8	9
Sub-total	525	482
Lease liabilities to HTA (ii)	98	99
Total	623	580

(i)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2019 and/or shareholder loans.

(ii)	Disclosed under “Lease liabilities” in the statement of financial position.

$ millions	As at March 31, 2019	As at December 31, 2018
Assets
Receivables from Guatemala and Honduras joint ventures	19	20
Receivables from EPM	4	5
Advance payments to Helios Towers Tanzania	6	6
Receivable from AirtelTigo Ghana (i)	41	41
Other accounts receivable	3	1
Total	73	73

(i) Disclosed under ‘Other non-current assets’ in the statement of financial position.

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Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2019 and December 31, 2018:

$ millions	Carrying Value		Fair Value (i)
	As at March 31,	As at December	As at March 31,	As at December
	2019	31, 2018(ii)	2019	31, 2018(ii)
Financial liabilities
Debt and financing	4,778	4,580	4,601	4,418

(i) Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii) As at December 31, 2018, Debt and financing included carrying value of finance lease liabilities of $353 million. As at March 31, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

Derivative financial instruments

There are no derivative financial instruments with a significant fair value at March 31, 2019.

14. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At March 31, 2019, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,484 million (December 31, 2018: $3,405 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $133 million (December 31, 2018: $133 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended March 31, 2019, Millicom’s joint ventures paid $51 million (December 31, 2018: $243 million) as dividends or dividend advances to the Company.

		2019
$ millions	Guatemala	Honduras	Ghana (i)
Opening balance at January 1, 2018	2,105	731	32
Results for the year	39	5	(20)
Currency exchange differences	3	(3)	8
Closing balance at December 31, 2018	2,146	733	20

(i) The Group share of loss from our joint venture in Ghana is disclosed under ‘Profit (loss) from other joint ventures and associates, net’ in the income statement.

15. EQUITY INVESTMENT

Jumia Technologies AG (“Jumia”)

In January 2019, Millicom has been further diluted in the capital of Jumia (formerly “Africa Internet Holding GmbH” or “AIH”) following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million under ‘Income (loss) from associates, net’.

Subsequently, during Q1 2019, in preparation of its IPO, Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over Jumia. As a result, Millicom derecognized its investment in associate in Jumia and recognized it as a financial asset (equity investment) at fair value under IFRS 9. As of April 11, 2019, Jumia successfully completed its IPO at the offer price per share of $14.5 and shares started listing on the NYSE on April 12, 2019. Millicom has been using that IPO valuation to fair value its investment in Jumia as of March 31, 2019. It values our share in Jumia at $70 million.

22

Unaudited Interim Condensed Consolidated Financial Statements For the three-month period ended March 31, 2019

15. EQUITY INVESTMENT (Continued)

As a result, as of March 31, 2019, a net gain of $30 million has been recognized and reported under ‘Income (loss) from associates, net’. Post IPO, Millicom holds 6.31% of the shares of Jumia. Millicom’s investment in Jumia is classified under “Equity investment” in the Group’s statement of financial position.

For subsequent measurement, Millicom will value such equity investment to present subsequent changes in fair value in the statement of income, and not in other comprehensive income.

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. The Group is currently working on the preliminary steps (e.g., converting Tigo Tanzania into a public limited company) with a view to listing during the course of the year.

17. SUBSEQUENT EVENTS

Jumia

On April 11, 2019 Jumia Technologies AG (previously named Africa Internet Holding GmbH), the leading pan-African e-commerce platform, in which Millicom holds a 6.3% ownership interest, completed its IPO on the New York Stock Exchange under the ticker symbol JMIA.

Paraguay - Financing

On April 8, 2019, Telecel issued a $300 million 5.875% senior notes due 2027 (the “Telecel 2027 Notes”). The Telecel 2027 Notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds of the Telecel 2027 Notes are being used to finance the purchase of the Telecel 2022 Notes (see note 10).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 24, 2019